

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 30, 2008

Mr. Daniel J. Rinkenberger
Principal Financial Officer
Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 350
Foothill Ranch, CA 92610

> **Re:** **Kaiser Aluminum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 7, 2008**
> **Definitive Proxy Statement Filed April 29, 2008**
> **File No. 000-52105**

Dear Mr. Rinkenberger:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Risk Factors, page 11

We depend on our subsidiaries for cash to meet our obligations and pay any dividends, page 15

1.   We note from your disclosure you are a holding company and your ability to meet your obligations or pay dividends "depend upon the cash flow of [y]our subsidiaries." We further note your "subsidiaries' ability to provide funding will depend on their earnings, the terms of their indebtedness (including the revolving credit facility), tax considerations and legal restrictions." Please confirm, if true, that you are not required to provide the schedule prescribed by Rule 12-04 of Regulation S-X containing condensed consolidating financial information, or otherwise advise. Please refer to the requirements for providing the condensed consolidating financial information under Rule 5-04 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 32

2.   We note for purposes of your Fiscal 2007 Summary that you combined 2006 Predecessor and Successor results to compare with the results of the Successor for 2007. We further note you present data in a table format on page 33 and follow that data with a discussion of the material variances between the periods presented using the 2006 combined selected operational and financial information. Based on the manner in which you present your Management's Discussion and Analysis ("MD&A"), we refer you to a finalized discussion document prepared by the Center for Audit Quality's SEC Regulations Committee, based on an April 9, 2008 joint meeting with the SEC Staff. Document C (Amended as of June 9, 2008) of that meeting provides a discussion regarding the presentation of pro forma MD&A. [Within that meeting, the Staff provided the following response to Question 1 (summarized)]:

        • if a company wants to present pro forma information for purposes of discussion in the MD&A, sufficient information should be disclosed to allow a reader to understand the differences between the historical and pro forma amounts for the periods presented;

        • the analysis should supplement, but not replace an analysis of the historical financial statements included in the filing; and

- the staff noted that it was not clear that the supplemental MD&A proposed would provide meaningful incremental information in all cases where a change in basis has occurred, such as in the case of fresh start accounting. Therefore, a determination as to whether a discussion of the historical financial statements should be supplemented by a discussion based on Article 11 pro forma information should take into consideration all of the facts and circumstances surrounding the transaction, the nature of the pro forma adjustments to be made and the overall meaningfulness of any such supplemental pro forma discussion.

Please consider the above with respect to your disclosure of pro forma information and contact us at your earliest convenience to discuss your presentation further.

Statements of Consolidated Stockholders' Equity and Comprehensive Income – Successor, page 69

3.   Please tell us how you have complied with paragraph 25 of FAS 130 to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income.

Note 1. Summary of Significant Accounting Polices, page 71

Major Maintenance Activities, page 73

4.   We note your disclosure that "Substantially all of the major maintenance costs are accounted for using the direct expensing method." Please expand your disclosure, as necessary, to explain the facts and circumstances that would lead to a different policy. In this regard, we note your use of the word "substantially."

Conditional Asset Retirement Obligations, page 74

5.   We note from your disclosure that Anglesey increased its conditional asset retirement obligation ("CARO") during the first quarter of 2007 by approximately $9.0 million. However, you indicate the "treatment applied by Anglesey was not consistent with the principles of SFAS No. 143 or FIN 47;" and therefore, you "adjusted Anglesey's recording of the CARO to comply with United States GAAP treatment." Please tell us and expand your disclosure to explain why you believe the additional CARO recorded in 2007 did not comply with US GAAP. We note similar disclosure pertaining to Anglesey's CARO in footnote five.

Note 4. Investment In and Advances to Unconsolidated Affiliate, page 79

6.   We note from your disclosure that the "nuclear plant that supplies power to
        Anglesey is currently slated for decommissioning in late 2010;" and that
        "Anglesey will have to secure power at prices that make its aluminum reduction
        operation viable." Please tell us whether you have performed an impairment
        analysis of your investment in light of the facts and circumstances facing
        Anglesey and the results of that analysis, if applicable. If you have not performed
        such an analysis, please provide us with additional information to understand why
        you do not believe impairment should be considered in light of the circumstances.

Summary of Anglesey's Operations, page 80

7.   Please expand your disclosure within footnote (1) to explain the nature of the
        items you are referring to as "equity method accounting adjustments and applying
        United States GAAP."

8.   In addition, please tell us and expand your disclosure to explain why the "$11.6
        difference between the Company's share of Anglesey's equity and the investment
        amount reflected in the Company's balance sheet is being amortized (included in
        Cost of products sold) over the period from July 2006 to September 2009, the end
        of the current power contract." Please cite the relevant accounting literature that
        supports your methodology.

Controls and Procedures, page 122

9.   We note your statement that "any controls and procedures, no matter how well
        designed and operated, can provide only reasonable assurance of achieving the
        desired control objectives." Please revise your conclusion as to effectiveness of
        your disclosure controls and procedures to ensure that the reader understands that
        the conclusion of effectiveness is based upon the reasonable assurance level. See
        prior comment 2 of the staff's March 31, 2006, comment letter regarding your
        annual report for the fiscal year ended December 31, 2006. In addition, please
        make conforming changes to your quarterly reports for the periods ended March
        31 and June 30, 2008.

Note 16. Segment and Geographical Area Information, page 105

10.   We note you present 'Segment Operating Income (Loss)' under this heading.
        However, it appears the total amounts presented do not reconcile to your
        consolidated income before income taxes, extraordinary items, and discontinued
        operations as contemplated by paragraph 32(b) of FAS 131. Please modify your
        presentation accordingly or otherwise explain why you believe your presentation
        complies with the reconciliation guidance of FAS 131.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Note 1. Summary of Significant Accounting Policies, page 6

Realization of excess tax benefits, page 7

11.   We note from your disclosure you "made an accounting policy election to follow
        the tax law ordering approach in assessing the realization of excess tax benefits
        upon vesting of non-vested share awards and performance shares, exercising of
        stock options and payment of dividends on non-vested share awards and
        performance shares expected to vest."   Please confirm, if true, that this
        accounting policy election did not represent a change in accounting principle as
        defined by paragraph 2(c) of FAS 154 or otherwise advise.

Definitive Proxy Statement Filed April 29, 2008

Please confirm in writing that you will comply with comment 12 in all future filings.
Also provide us with an example of the disclosure you intend to use. After our review of
your responses, we may raise additional comments.

Director Compensation, page 59

12.   Disclose by footnote to your director compensation table, for each director, the
        grant date fair value of each stock award granted during your last completed fiscal
        year. In addition, please disclose for each director the aggregate number of stock
        awards and option awards, if any, outstanding at fiscal year end. See Instruction
        to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584, or Timothy Levenberg, Special Counsel at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director